Expense Limitation Agreement

January 1, 2026

Cantor Select Portfolios Trust

110 E. 59th Street

New York, NY 10022

Dear Board Members:

You have engaged us to act as the investment adviser to the funds listed on Appendix A (the “Funds” and each a “Fund’), each a series of the Cantor Select Portfolios Trust (the “Trust”), pursuant to an Interim Management Agreement dated as of October 6, 2025 (“Management Agreement”).

Commencing January 1, 2026 through at least January 31, 2027, subject to the consideration and approval of the Management Agreement by the Trust’s Board of Trustees (the “Board”), we agree to waive management fees and/or reimburse each Fund for expenses the Fund incurs, but only to the extent necessary to maintain each Fund’s total annual operating expenses after fee waivers and/or reimbursement (exclusive of (i) brokerage fees and commissions; (ii) acquired fund fees and expenses; (iii) fees and expenses associated with investments in other collective investment vehicles or derivative instruments (including, for example, option and swap fees and expenses); (iv) borrowing costs (such as interest and dividend expense on securities sold short); (v) taxes and (vi) extraordinary expenses, such as litigation expenses (which may include indemnification of Fund officers and Trustees and contractual indemnification of Fund service providers (other than the adviser or the sub-adviser) but inclusive of organizational costs and offering costs) at the levels set forth in Appendix A attached hereto.

Additionally, the Expense Limitation Agreement shall continue in effect for successive twelve-month periods provided that such continuance is specifically approved at least annually by Cantor Fitzgerald Investment Advisors, L.P. (the “Adviser”). Furthermore, the Expense Limitation Agreement may not be terminated by the Adviser, but may be terminated by the Board, on written notice to the Adviser. The Expense Limitation Agreement will automatically terminate with respect to a Fund if the Management Agreement for that Fund is terminated with such termination effective upon the effective date of the Management Agreement’s termination for that Fund (except that the Adviser shall maintain its right to repayment if the termination of Management Agreement is caused by a change in control of the Adviser or Cantor Fitzgerald, L.P.). This Expense Limitation Agreement and all rights and obligations hereunder may not be assigned without the written consent of the other party.

Any waiver or reimbursement by us is subject to repayment by each Fund provided the Adviser continues to serve as investment adviser to the Fund and subject to the limitations that: (1) the reimbursement for fees and expenses will be made only if payable not more than three years from the date in which they were incurred; and (2) the reimbursement may not be made if it would cause the lesser of the Expense Limitation in place at the time of waiver or at the time of reimbursement to be exceeded.

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Yours Very Truly,

Cantor Fitzgerald Investment Advisors, L.P.

By: /s/ John Brim
Name: John Brim
Title: Senior Managing Director
Date: January 1, 2026

ACCEPTANCE:

The foregoing Agreement is hereby accepted.

CANTOR SELECT PORTFOLIOS TRUST

By: /s/ William Ferri
Name: William Ferri
Title: President
Date: January 1, 2026

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Appendix A

Fund	Expense Cap
Cantor Fitzgerald Equity Dividend Plus Fund	1.24% Class A 0.99% Institutional Class 0.92% Class R6
Cantor Fitzgerald Equity Opportunity Fund	1.50% Class A 1.25% Institutional Class 1.18% Class R6
Cantor Fitzgerald High Income Fund	1.00% Class A 0.80% Institutional Class 0.80% Class R6
Cantor Fitzgerald International Equity Fund	1.24% Class A 0.99% Institutional Class 0.90% Class R 0.79% Class F
Cantor Fitzgerald Large Cap Focused Fund	1.17% Class A 0.86% Institutional Class 0.65% Class R6

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